Exhibit 12.1

149 S. Lexington Ave.	Phone:786.273.9152
Asheville, North Carolina 28801	www.eilerslawgroup.com

August 19, 2020

Gentlemen:

We are acting as counsel to Gentech Holdings, Inc., Inc. (the “Company”) in connection with the preparation and filing with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, of the Company’s Offering Statement on Form 1-A.  The Offering Statement covers $8,000,000 of the Company’s common stock at a price of $0.00055 per share (the “Shares”).

In our capacity as such counsel, we have examined and relied upon the originals or copies certified or otherwise identified to our satisfaction, of the Offering Statement, the form of Subscription Agreement and such corporate records, documents, certificates and other agreements and instruments as we have deemed necessary or appropriate to enable us to render the opinions hereinafter expressed.

On the basis of such examination, we are of the opinion that:

1.	A portion of the Shares have been duly authorized by all necessary corporate action of the Company, and that the CEO of the Company has sufficient voting power to effectuate any increase in the number of authorized shares of common sufficient to fulfill the offering without incumberence.

2.	When issued and sold by the Company against payment therefor pursuant to the terms of the Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable.

We hereby consent to the use of our name in the Offering Statement and we also consent to the filing of this opinion as an exhibit thereto.  In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ William R. Eilers
Eilers Law Group, P.A.

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